SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

BAYTEX ENERGY TRUST
(Translation of registrant’s name into English)

2200, 205 – 5TH AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 2V7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

Exhibits 99.2 and 99.3 to this report, furnished on Form 6-K, shall be incorporated by reference into the registrant’s Registration Statements on Form F-10 (333-160675) and Form S-8 (333-163289) under the Securities Act of 1933, as amended.

The following documents attached as exhibits hereto are incorporated by reference herein:

Exhibit No.	Document
99.1 99.2 99.3 99.4 99.5
BAYTEX ENERGY TRUST ANNOUNCES THIRD QUARTER 2010 RESULTS

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2010

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2010 AND 2009

CEO CERTIFICATION

CFO CERTIFICATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST (Registrant)

By: Baytex Energy Ltd.

                                                                                    /s/ W. Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer

Dated: November 10, 2010